Blackstone Real Estate Income Trust, Inc.
345 Park Avenue
New York, New York 10154
August 9, 2024
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
To Whom it May Concern:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Real Estate Income Trust, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, which was filed with the U.S. Securities and Exchange Commission on August 9, 2024.

Respectfully submitted,

Blackstone Real Estate Income Trust, Inc.

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Chief Legal Officer and Secretary